February 2, 2021

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Courtney Lindsay

Mary Beth Breslin

Eric Atallah

Angela Connell

Re:	Lucira Health, Inc.

Registration Statement on Form S-1, as amended

File No. 333-252164

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Lucira Health, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on February 4, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 391 copies of the Preliminary Prospectus dated February 1, 2021 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

WILLIAM BLAIR & COMPANY, L.L.C.

As Representatives of the several underwriters

[Signature Pages Follow]

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Partner, Head of ECM

As representatives of the several underwriters.

cc:	Ilir Mujalovic, Partner, Shearman & Sterling LLP

Minkyu Park, Associate, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]